July 31, 2012

JEFFREY ROBERT VETTER		EMAIL JVETTER@FENWICK.COM Direct Dial (650) 335-7631

VIA EDGAR AND OVERNIGHT COURIER

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Barbara C. Jacobs, Assistant Director Edwin Kim, Attorney-Advisor David Edgar, Staff Accountant Patrick Gilmore, Accounting Branch Chief

Re:	Workday, Inc. Registration Statement on Form S-1 Confidentially Submitted on June 28, 2012 CIK No. 1327811

Ladies and Gentlemen:

On behalf of Workday, Inc. (the “Company”), we are concurrently transmitting herewith Confidential Submission No. 2 (the “Submission”) of the draft of the Registration Statement on Form S-1 (CIK No. 1327811) originally confidentially submitted by the Company with the U.S. Securities and Exchange Commission (the “Commission”) on June 28, 2012 (the “Registration Statement”). In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in your letter dated July 26, 2012. The numbered paragraphs below correspond to the numbered comments in that letter; the Staff’s comments are presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight courier five copies of the Submission in paper format, marked to show changes from the Registration Statement as initially filed.

In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update certain other disclosures. The Company will update its financial statements to reflect the three months ended July 31, 2012 in a subsequent submission or filing that it makes.

United States Securities and Exchange Commission

Division of Corporate Finance

July 31, 2012

Registration Statement on Form S-1

General

1. We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. The effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

The Company acknowledges the Staff’s comment. The Company intends to supplementally provide the Staff with an estimated price range approximately two weeks prior to the commencement of the road show for the proposed offering and include the price range in a subsequent amendment to the Registration Statement publicly filed via EDGAR.

2. Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Company respectfully advises the Staff that it has not provided, and it has not authorized any person to provide, in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”), any written materials to potential investors that are qualified institutional buyers or institutional accredited investors. In addition, the Company respectfully advises the Staff that the underwriters have informed it that no research reports about the Company have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in this offering. To the extent any such written materials are provided or research reports are published or distributed in the future, the Company will provide the Staff with any such materials or reports.

Prospectus Summary, page 1

3. Please advise us of the basis of your belief that you are a “leading provider of enterprise cloud-based applications for human capital (HCM), payroll, financial management, procurement and employee expense management.”

United States Securities and Exchange Commission

Division of Corporate Finance

July 31, 2012

The Company respectfully advises the Staff that it believes it is a “leading provider of enterprise cloud-based applications for human capital management (HCM), payroll, financial management, procurement and employee expense management” because the Company is the only provider of all of these applications that provides only cloud-based solutions, and has been recognized as a leading provider by various third party sources. Some of the Company’s competitors offer human resources and financial management software that is largely deployed on-premise, that is, physically located in the customer’s servers, while other competitors address only some of the areas addressed by the Company’s applications, such as cloud-based vendors of human resources applications or financial software. Accordingly, the Company believes that it is the only company that provides all of the applications typically considered to comprise human resources and financial management software solely via a hosted delivery model. In addition, in its 2012 Forrester Wave research report, which the Company is supplementally providing to the Staff in response to comment 6, Forrester Research, Inc. evaluated solutions from nine human resources management system (HRMS) vendors across 69 criteria grouped into three high-level categories of current offering, strategy and market presence. Workday received the highest scores of the group in both the current offering and strategy categories. In addition, an article published by Sand Hill on June 22, 2010 entitled “Successful Business Software Services in the Cloud: Interview with Workday VP of Development,” identified the Company as a leading provider of HR, financial and payroll services. The Company is supplementally providing the Staff a copy of this article as well as numerous third-party press releases that identify the Company as a leading provider of cloud-based HCM, payroll, financial management, procurement and employee expense management applications.

Risk Factors, page 10

4. Please consider adding a risk factor that discusses whether widespread adoption of your application may be affected by your potential customers’ evaluation of your financial condition and stability.

The Company respectfully advises the Staff that it does not believe this risk is a material risk that it faces in its business. The Company had over $120 million in cash, cash equivalents and marketable securities as of April 30, 2012. The Company does not believe that it has lost any significant business opportunities due to potential customers’ concern over its financial position. In addition, the Company anticipates that it will be raising an amount of cash in excess of its April 30, 2012 cash balance, and it does not have any specific planned use for those proceeds. Therefore, the Company believes that after the offering potential customers will continue to view the Company as financially stable.

5. We note that your co-chief executive officers each have less than $35,000 in total compensation for the year ended January 31, 2012. Please consider adding a risk factor

United States Securities and Exchange Commission

Division of Corporate Finance

July 31, 2012

to clarify the risk that upon becoming a public company or thereafter, the compensation paid to your co-chief executive officers may greatly increase. Your risk factor should compare the compensation disparity with your public peer companies and any potential effects on your financial position and liquidity if executive compensation should rise significantly.

The Company respectfully advises the Staff that although its co-Chief Executive Officers received less than $35,000 in total compensation for the year ended January 31, 2012, each of them received a substantial equity grant in May 2012, which is reflected in the description of their holdings in “Principal Stockholders.” The related share-based compensation expense will be reflected in the Company’s consolidated financial statements commencing in the three months ended July 31, 2012. Because its co-Chief Executive Officers are substantial stockholders of the Company with substantial personal resources, these officers are not anticipating that they would seek to receive compensation in the form of increased salary or bonus in the current or next fiscal year; rather they are more focused on building stockholder value in the form of appreciation in the value of their substantial existing stock holdings. The Company has also added disclosure reflecting the equity grants to Mr. Bhusri and Mr. Duffield in May 2012. The Company has added disclosure to the risk factor titled “We will incur significantly increased costs and devote substantial management time as a result of operating as a public company,” on pages 21 and 22 in the event that the Company in the future were to increase the salaries or bonus compensation of these officers at a higher rate.

Industry and Market Data, page 28

6. Please provide us supplemental copies of the reports or other source documentation that you cite on page 28 from which market or other data is extracted. To expedite our review, please clearly mark each source to highlight the applicable portion of the section containing the statistic, and cross-reference it to the appropriate location in your prospectus.

In response to the Staff’s request, the Company is supplementally providing under separate cover the copies of the reports or other source documentation cited on page 28 from which market or other data is extracted.

Use of Proceeds, page 29

7. To the extent known, please provide more detail regarding the purposes for which the net proceeds in this offering are intended to be used. In this regard, consider disclosing the amount of proceeds that you plan to use to grow your business. This section does not require disclosure of definitive plans and it is acceptable to provide a quantitative discussion of preliminary plans. See Item 504 of Regulation S-K. We note on pages 36 and 56 you describe your growth plans, but do not indicate if they will be funded via offering proceeds.

United States Securities and Exchange Commission

Division of Corporate Finance

July 31, 2012

In response to the Staff’s comment, the Company has revised the disclosure on page 29 to provide more detail regarding the potential purposes for which the net proceeds of this offering may be used. The Company respectfully advises the Staff that it currently does not have specific plans for use of the proceeds from the offering, including any specific plans to use the offering proceeds to expand its business, as the Company believes its current cash resources of approximately $120 million as of April 30, 2012 are sufficient to fund its operations for at least the next 12 months.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page36

Overview, page 36

8. Please revise to clarify why you believe your operating margins will improve if you grow your revenues and gain economies of scale. It is unclear, for example, if you believe that your sales and marketing, research and development, and general and administrative costs will have a slower growth rate than your revenues, and the basis for that belief. Your overview section discusses your plans to expand your sales force and investing in infrastructure and personnel, but does not clarify whether your expansion efforts will be more efficient.

In response to the Staff’s comments, the Company has revised the disclosure on page 36.

9. In light of your significant losses in prior periods, please revise to clarify the key measures management uses to evaluate your business.

In response to the Staff’s comments, the Company has revised the disclosure on page 37.

10. Please revise to add a discussion of how your management considers your renewal rates for your applications and services. Please provide both quantitative and qualitative disclosure of your renewal rates.

The Company respectfully advises the Staff that management does not believe that it has sufficient history with customer renewals for renewal rates to yet become a useful metric. The Company’s agreements typically have an initial term of three to five years, and as a result, most of the Company’s customers are still in the initial terms of their agreements. Accordingly, the Company does not believe it has sufficient experience with renewals at this point in time and as a result, respectfully advises the Staff that it believes that it is too early in the Company’s business cycle for renewal rates to be a meaningful disclosure. The Company has added disclosure on page 37 to note this.

United States Securities and Exchange Commission

Division of Corporate Finance

July 31, 2012

Results of Operation, page 38

11. On page 40, you disclose you expect that your research and development, sales and marketing, and general and administrative expenses will increase in “absolute dollars in the future.” In light of your rapid growth, please discuss the expected increases relative to your revenue growth.

In response to the Staff’s request, the Company has added disclosure to the “Overview” section of the Management’s Discussion and Analysis of Financial Condition and Results of Operations section on page 36.

12. Please revise to provide quantitative disclosure of your increases in your headcount from period to period.

In response to the Staff’s request, the Company has added disclosure to the “Overview” section of the Management’s Discussion and Analysis of Financial Condition and Results of Operations section on page 36 to discuss and quantify the overall trend in headcount growth.

Critical Accounting Policies and Estimates

Common Stock Valuations, page 48

13. When you know your estimated IPO price, please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

The Company respectfully advises the Staff that it held its organizational meeting with the underwriters for the confidential submission on May 16, 2012. The Company and the underwriters have not yet determined a price range for this offering. Once a determination of the proposed price range has been made, the Company will provide the Staff with the information.

The Company further advises the Staff that while the underwriters provided the Company with their views of the Company’s business, how the underwriters would position the Company for an offering, and valuation methodologies and analyses of comparable companies, the underwriters did not provide, and have not yet provided, the Company with any formal valuation of the Company.

14. We note your disclosure on page 47 that your expected volatility for stock-based awards is derived from the historical volatility of a peer group of publicly-traded companies in

United States Securities and Exchange Commission

Division of Corporate Finance

July 31, 2012

the technology industry. We further note your disclosure on page 48 that the value of your common stock was determined in part by utilizing the market approach based on comparable public companies. Please address the following with respect to the comparable public companies used in your various analyses:      Confirm that the same set of comparable publicly-traded companies is used in all of your various valuation estimates and update your disclosure accordingly;      Revise to disclose the basis for the selection of the set of comparable publicly traded companies, what makes them comparable and any limitations or uncertainties over that comparability; and      Describe any changes to the set of comparable publicly-traded companies.

In response to the Staff’s comments, the Company has revised the disclosure on page 47. The Company also advises the Staff that it believes that the number of companies meeting its profile of the peer group is limited.

15. We note several references to a series of events related to the growth of your common stock value however you have not described the events. Please revise to discuss the significant intervening events within the company contributing to the changes in the fair value determined at each grant date.

In response to the Staff’s comments, the Company has revised the disclosure on pages 50 and 51 related to stock options granted in June 2011, July 2011 and December 2011.

16. We note in determining the fair value of your common stock, you typically used an equal weighting of the income approach and market approach. We also note you disclose certain assumptions used under the income approach although you did not provide similar disclosure under the market approach. Please revise your disclosures to provide more information regarding the assumptions used in the market approach including, but not limited to, the multiples used at each valuation date and how these multiples were determined.

In response to the Staff’s comments, the Company has revised the disclosure on pages 48 and 49. With respect to the market multiples, the Company advises the Staff that generally, the multiples for the last twelve months’ revenues increased in line with the broader stock market and ranged from 4.9x to 7.7x. Multiples ranged from 4.0x to 5.8x for forward twelve months’ revenues. The Company does not believe it is helpful to provide the historical multiples to investors at a time when they are being asked to make an investment decision based on an initial public offering price that will likely reflect different information and market conditions.

17. We note that for certain valuations of your common stock you have applied a straight-line calculation to determine fair value. Please explain your basis for the use of this method in determining the fair value for some, but not all, of your grants of stock options

United States Securities and Exchange Commission

Division of Corporate Finance

July 31, 2012

between valuation dates. In this regard, indicating that a series of events contributed to the growth in your common stock value between valuation dates does not appear to sufficiently explain why this method is appropriate.

The Company respectfully advises the Staff that it considered the amount of time between the valuation date and the grant date to determine whether to use the latest common stock valuation for accounting purposes versus a straight line calculation between the two valuation dates. Additionally, the Company evaluated whether the subsequent valuation indicated that any significant change in valuation had occurred between the previous valuation and the grant date. In those cases where the Company has used a straight-line calculation between the respective valuations, the Company has added additional disclosure on pages 50 and 51 about the nature of the “series of events” during the relevant period. The Company does not believe that any of these events could reasonably translate into a specific and substantial change in the valuation by itself and therefore believes that the straight-line calculation between valuation dates was the most appropriate way to arrive at a valuation for grants made between valuation dates.

18. We note your disclosure regarding the methodology used to determine the fair value of your common stock for options issued in July and December 2011. Please revise your disclosure to include the fair value determined for the common stock underlying the options issued on these dates.

In response to the Staff’s comments, the Company has revised the disclosure on pages 50 and 51 to expand its disclosure to include the fair value amount.

19. In your disclosure related to options granted in December 2011, you disclose that December 31, 2011 was the date at which the last valuation was performed. You also refer to the December 31, 2011 valuation in your disclosure related to options granted in February 2012. However, in your disclosure related to the January 2012 options granted, it appears that the valuation was performed as of January 31, 2012. Please clarify and revise your disclosures as necessary.

The Company advises the Staff that the Company’s Board approved stock option grants on December 16, 2011. The Company requested a valuation of its common stock as of December 31, 2011 and thus the Board did not have that valuation to consider at the time it approved the grants on December 16, 2011. The Company received a preliminary draft of the December 31, 2011 valuation report prior to the Board granting options on January 24, 2012 and thus the Board was able to consider the December 31, 2011 valuation for those January grants. The final valuation report as of December 31, 2011 was received on February 21, 2012 and was consistent with the preliminary report. In response to the Staff’s comments, the Company has revised the disclosure on page 51 to clarify that the Company used the December 2011 valuation when determining the fair value for the January 2012 grants.

United States Securities and Exchange Commission

Division of Corporate Finance

July 31, 2012

20. When your estimated IPO price is known and included in your registration statement, please reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO offering range.

The Company acknowledges the Staff’s comment and advises the Staff that, once an estimated offering price has been determined, it will include in a subsequent amendment of the Registration Statement the requested additional disclosure regarding the reasons for the differences, if any, between the midpoint of the estimated IPO price range and the fair value of the underlying stock as of the most recent valuation date.

21. For any share-based issuances subsequent to the most recent balance sheet date presented in the registration statement, please revise your disclosure to include the expected impact the additional grants will have on your financial statements. In this regard, we note your subsequent event footnote on page F-24 that in May 2012 your board of directors approved option grants of 3.6 million shares and restricted stock awards of 1.2 million shares. Please continue to update your disclosures for all equity related transactions subsequent to this request through the effective date of the registration statement.

In response to the Staff’s comments, the Company has revised the disclosure on pages 49 and 51 to describe the share-based issuances granted since April 30, 2012, the most recent balance sheet presented in the Submission. The Company respectfully advises the Staff that it will continue to update the disclosure in the Registration Statement for all equity-related transactions through the effective date of the Registration Statement.

Business

Our Strategy for Growth, page 56

22. We note your strategy for expanding your customer base includes expanding into the small- and medium-sized business market. Please revise the appropriate places in your prospectus to clarify whether your cloud software-as-a-service products are currently appropriate for these types of businesses, or if you will need to modify your products and services for this market. For example, it unclear whether your software that is designed to handle to complex information needs of larger organizations will provide a satisfactory user experience for entities with less complex information needs and less sophisticated financial, information technology, and human resources personnel at an attractive price point. Further, please clarify how expanding into the small- and medium-sized business market will affect your margins and acquisition costs.

United States Securities and Exchange Commission

Division of Corporate Finance

July 31, 2012

The Company respectfully advises the Staff that it has removed the reference to expanding into the market for small to medium-sized business customers. While the Company intends to pursue customers in this area in the long term, it currently has not developed a detailed business plan for this market such that it can discuss with certainty future margins and acquisition costs.

Customer Case Studies, page 60

23. Please revise to clarify whether your case studies described on pages 60 and 61 are representative of your operations and your typical engagements. Please also clarify the dates when you provided services and applications in each case study.

In response to the Staff’s comment, the Company has revised the disclosure on pages 61 and 62.

Sales and Marketing, page 62

24. Please revise to identify your indirect sales partner and clarify how your cloud services are distributed and marketed through this channel. Please describe how your relationships with the end users differ from those obtained through your direct sales channel. To extent your sales through your indirect sales partner are material, please file any material agreements, including any distribution agreements, pursuant to Item 601(b)(10) of Regulation S-K.

The Company respectfully advises the Staff that sales through its indirect sales partner, OneSource VHR, represented approximately 2% of the Company’s revenues for fiscal 2012, and therefore the Company does not believe that the relationship with its channel partner is material to the Company. As a result, the Company believes that the agreement with its indirect sales partner is not a material contract of the type specified under Item 601(b)(10) of Regulation S-K. Because the Company does not believe that agreement with the current channel partner is a material agreement and because the Company could decide to either change channel partners or add channel partners, it does not believe that identifying the channel partner would provide any additional meaningful disclosure to investors and has deleted the reference to its indirect sales partner on page 64.

The Company supplementally advises the Staff that OneSource sells a bundle of value added HR, payroll, tax filing and time tracking services that can be provided together with the Company’s applications to businesses with fewer than 1,000 employees. They directly market their services to businesses, and the Company provides leads to them. In contrast to the customers obtained through the Company’s direct sales organization, the Company does not have direct relationships with the end users of its applications provided by OneSource.

United States Securities and Exchange Commission

Division of Corporate Finance

July 31, 2012

Competition, page 64

25. Please revise to clarify whether you have competition from cloud-based software-as-a-service providers that offer human resources, payroll, and/or financial management applications. Also, please provide a separate discussion of your competitors for the small- to medium-sized business market.

In response to the Staff’s comment, the Company has revised the disclosure on page 66 as well as in the risk factor on pages 10 and 11. As noted in response to comment 22 above, the Company respectfully advises the Staff that it has revised the Registration Statement to remove references to its strategy to expand its customer base into the small and medium-sized business market and therefore has not included additional disclosure related to the small and medium-sized business market.

Management, page 66

26. Please revise to clarify that you may be able to qualify for the controlled company exemptions offered by the New York Stock Exchange or the Nasdaq due to the concentration of ownership of Mr. Duffield and/or Mr. Bhusri. Please also revise to clarify if you intend to seek or opt out of these exemptions.

In response to the Staff’s comments, the Company has revised the disclosure on page 71.

Director Compensation, page 71

27. Please revise to clarify whether the period referenced by “fiscal 2012” and “fiscal year 2012” on page 71 refers to the fiscal year ending January 31, 2013. We note a similar reference to “fiscal year 2014” on page 21.

In response to the Staff’s comments, the Company has revised the disclosure on pages 21 and 73.

Certain Relationships and Related Party Transactions, page 77

28. Please revise to clarify the nature of the employment of Michael Duffield with Workday, Inc., such as titles or duties.

In response to the Staff’s comments, the Company has revised the disclosure on page 80.

29. Please revise to describe the $4 million letters of credit for office space in more detail. Please refer to Instruction 4 of Item 404(a) of Regulation S-K. Further, please revise to describe the “trust assets of Mr. Duffield” that are collateralizing the letters of credit, or advise us why such a description is not material.

United States Securities and Exchange Commission

Division of Corporate Finance

July 31, 2012

In response to the Staff’s comments, the Company has revised the disclosure on pages 80 and 81.

30. Please revise this section to describe the voting agreement between you and your co-chief executive officers to be filed as Exhibit 10.11 or provide a cross-reference to such disclose provided elsewhere in your prospectus.

In response to the Staff’s comments, the Company has revised the disclosure on page 80. The Company respectfully advises the Staff that the terms of the voting agreement are not yet finalized, and the Company will revise the disclosure to reflect any changes to the final terms of the agreement when available.

Description of Capital Stock, page 82

31. We note that on page 82 you qualify the description of the material terms and provisions of your respective governing documents “in its entirety” to the form restated certificate of incorporation and form restated bylaws filed as exhibits. Please remove this disclaimer and clarify whether the descriptions of your governing documents are materially complete within your prospectus.

In response to the Staff’s comments, the Company has revised the disclosure on page 84.

32. Please revise to clarify who are the “permitted transferees” under the Voting Agreement, as described on page 83.

In response to the Staff’s comments, the Company has revised the disclosure on page 85.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Polices

Revenue Recognition

Multiple Deliverable Arrangements, page F-9

33. We note that as of January 31, 2012, you did not have stand-alone value for all of your professional services. Please tell us the various types of professional services you provide and which ones had stand-alone value as of January 31, 2012. Also, please tell us when you adopted ASU 2009-13 and whether the adoption had a significant impact on revenue recognition.

United States Securities and Exchange Commission

Division of Corporate Finance

July 31, 2012

The Company respectfully advises the Staff that it provides professional services to support its customers’ deployment and adoption of its cloud-based applications. The Company’s professional services are not required and are not necessary for its customers to begin utilizing its cloud-based applications. The Company’s primary professional services are deployment services which follow a standard deployment methodology that consists of stages, including plan, architecture, configure, test and deploy stages. The Company also provides optimization services once its cloud-based applications have been deployed. As of January 31, 2012, the Company had standalone value for all of its professional services, except for those related to the deployment of its financial management cloud-based application.

The Company additionally advises the Staff that during 2009, in connection with the initial audit of the Company’s fiscal years ended December 31, 2007 and 2008, it elected to adopt ASU 2009-13 retrospectively for all prior periods. Accordingly, the Company has evaluated all of its multiple deliverable arrangements pursuant to ASU 2009-13 and not any previous accounting standards. The Company has revised its Critical Accounting Policies and Estimates section and Note 2 to the Consolidated Financial Statements to note the following:

“During the year ended December 31, 2009, we elected to retrospectively adopt Accounting Standards Update (ASU) 2009-13, Multiple-Deliverable Revenue Arrangements, from our inception.”

34. We note that when determining whether or not professional services have stand-alone value, you consider the availability of the services from other vendors and the nature of the services. Please tell us specifically how you determine that stand-alone value exists for your professional services. In this regard, please indicate whether each of the services is actually sold independently by other vendors. Please refer to ASC 605-25-25-5(a). Also, please explain how you were able to establish stand-alone value for each of your professional services during the three months ended April 30, 2012.

The Company respectfully advises the Staff that it determines if standalone value exists for its professional services by evaluating the following:

•	Do other vendors sell similar services separately as discussed in ASC 605-25-25-5(a)?

•	Does the Company sell its cloud-based applications to new customers without professional services?

United States Securities and Exchange Commission

Division of Corporate Finance

July 31, 2012

As discussed in the Company’s response to comment 33 above, as of January 31, 2012, the Company had standalone value for all of its professional services except for those related to the deployment of its financial management cloud-based application. The Company established standalone value for all its other professional services in prior years because it had a network of third party professional services organizations (its professional services ecosystem) that sold separately these professional services. The Company’s professional services ecosystem includes boutique professional services firms and large system integrators such as Deloitte Consulting and Accenture. The professional services performed by its professional services ecosystem were directly comparable to its own services as these firms were trained by the Company on its cloud-based applications and are encouraged to follow the Company’s methodologies and utilize a shared library of deployment tools and templates. Additionally, the Company sold its cloud-based applications (except for its financial management application) to new customers without professional services. If the Company’s customers elected to have professional services performed, they could and did engage a firm in the Company’s professional services ecosystem to perform those services.

Through January 31, 2012, the Company determined it did not have standalone value for professional services related to the deployment of its financial management application. This was because the Company historically had performed the majority of these professional services to support its customers’ deployment of this application. The number and timing of customers acquiring and deploying its financial management application resulted in a ramp up of training consultants in its professional services ecosystem in fiscal 2012.

During the three months ended April 30, 2012, the Company carefully evaluated whether it had established standalone value for its professional services related to the deployment of its financial management cloud-based application. The Company advises the Staff that as part of the Company’s evaluation, it considered the following:

•

The Company developed a certification program for consultants related to its financial management professional services in fiscal 2012 and began testing and certifying consultants to perform financial management professional services in October 2011. Beginning in October 2011 and through April 2012, it tested and certified over 30 consultants from several firms in its professional services ecosystem. Additionally, in conjunction with developing its certification program, the Company also developed deployment tools and templates for financial management professional services that could be and are being used by those in its professional services ecosystem to deploy its financial management application.

•	Toward the later part of fiscal 2012, there had been one successful completion of a significant financial management professional services engagement by a firm in

United States Securities and Exchange Commission

Division of Corporate Finance

July 31, 2012

the Company’s professional services ecosystem, and there were several other significant professional services engagements in process that were sold independently by other firms in its professional services ecosystem. Moreover, those engagements have since been successfully completed.

•

Toward the later part of fiscal 2012, the Company began to sell more financial management application contracts separately to new customers (i.e., without professional services), including six significant contracts from December 2011 through April 2012. This further demonstrated that, if the Company’s customers elected to have professional services performed, they engaged a firm in its professional services ecosystem to perform those services.

Based on the above facts and circumstances, the Company determined that in the three months ended April 30, 2012, it had established standalone value for the professional services related to the deployment of its financial management cloud-based application and, thus, had established standalone value for all of its professional services.

35. We note your disclosure on page 63 that in August 2011, you formed a strategic partnership with Salesforce.com and began delivering integrated subscription packages to customers. We further note that you have established partnerships with other technology vendors such as Cornerstone OnDemand. Please explain the nature of these partnerships in further detail and the impact they have on revenue recognition, if any.

In response to the Staff’s comments, the Company has revised the disclosure on pages 64 and 65. The Company respectfully advises the Staff that its strategic partnerships and the integrated subscription packages delivered in connection with its strategic partnerships have no impact on revenue recognition because there are no revenue sharing arrangements with these strategic partners.

Note 8. Redeemable Convertible Preferred Stock, page F-16

36. We note your disclosure indicating that the conversion prices of your preferred stock will be adjusted for specified dilutive issuances. Please tell us whether these adjustments represent anti-dilution provisions such that if you issue common stock at prices below the then-current conversion price, the conversion price would be subject to downward adjustment. Additionally, as it relates to your redeemable convertible preferred stock, please tell us whether you believe the embedded conversion is considered indexed to your common stock. Please refer to ASC 815-40-15-7 and ASC 815-40-55-33 and 34.

United States Securities and Exchange Commission

Division of Corporate Finance

July 31, 2012

The Company respectfully advises the Staff that, pursuant to the terms of the Company’s certificate of incorporation currently in effect, only the Series D Preferred Stock, Series E Preferred Stock and Series F Preferred Stock are entitled to anti-dilution protection in the event that the Company were to issue additional shares of capital stock at a price less than the conversion price then in effect. This price-based anti-dilution protection is subject to a number of customary exceptions, including shares issued pursuant to the Company’s equity plans.

The Series E and Series F redeemable convertible preferred stock can be converted at any time at the option of the holder and will automatically convert into common stock at the earlier of (1) agreement by holders of the then outstanding shares of the applicable Series holders; (2) sale of common stock in a firm commitment underwritten public offering with aggregate proceeds of at least $25 million (Series E) or $100 million (Series F); or (3) the date there are no longer at least 7 million shares of Series E or 700,000 shares of Series F outstanding, as applicable. As it relates to its Series E and Series F redeemable convertible preferred stock, the Company considered whether the embedded conversion feature is indexed to its common stock. In applying the two step approach outlined in ASC 815-40-15-7, the Company noted the terms of the shares do not contain any contingent exercise provisions and thus, proceeded to assess the settlement provisions of the shares. Under the provisions of the preferred shares, the settlement amount does not equal the difference between the fair value of a fixed number of its equity shares and a fixed strike price. The conversion price would be decreased under the anti-dilution provisions discussed above, should it issue additional capital stock for consideration per share less than the conversion prices of the Company’s preferred stock. However, the preferred shares still can be considered indexed to its own stock if the only variables that could affect the settlement amount would be inputs to the fair value of a fixed-for-fixed forward or option on equity shares. As illustrated in the example in ASC 815-40-55-33 and -34, the occurrence of a sale of common stock by the entity at market is not an input to the fair value of a fixed-for-fixed option on equity shares. Therefore, the Company does not believe the embedded conversion features of its Series E and Series F redeemable convertible preferred stock are indexed to its common stock.

However, while the conversion feature is not considered indexed to its common stock, the Company further assessed whether the feature, if an embedded derivative, would require bifurcation. Under ASC 815-15-25-1, three conditions must be met in order for an embedded derivative to be bifurcated. The first criterion requires the economic characteristics and risks of the embedded derivative to not be clearly and closely related to the economic characteristics and risks of the host contract. The Company considered the redemption, dividends, voting rights, protective covenants and conversion rights of the Series E and Series F redeemable convertible preferred stock in determining whether the Series E and Series F stock, or the host contracts, are considered debt hosts or equity hosts. The redemption right is puttable at the holders’ option upon a contingent event, i.e., if the holders are unsuccessful at selling their shares to a third party

United States Securities and Exchange Commission

Division of Corporate Finance

July 31, 2012

after April 15, 2016. In addition, the stock is not mandatorily redeemable. The Company believes this feature to have the economic characteristics more closely related to an equity host. Dividends are non-cumulative participating, which is more closely related to an equity host. These shares vote with the other preferred and common shareholders on an as-converted basis. The Company believes this feature is more closely related to an equity host. The approval of the holders of a majority of shares of Preferred stock that is required in order to affect certain business activities, including consummating a liquidation event and amending certificates of incorporation, is a protective provision. In addition, holders of Series E and Series F redeemable convertible preferred shares have class voting rights on certain events, including amending the certificates of incorporation. The Company believes these protective provisions to be more closely related to a debt host. Lastly, the Company considered the conversion rights, which are predominantly optionally convertible, but in certain circumstances are mandatorily convertible, such as automatic conversion upon certain triggering events. The Company believes these conversion rights to be more closely related to an equity host.

Based on the above analysis, the Company respectfully advises the Staff that it believes the Series E and Series F redeemable convertible preferred shares to be equity host instruments. The equity conversion feature is considered clearly and closely related to the equity host contract as it shares the same exposure and risks/rewards of ownership. Therefore, the Company believes the conversion feature does not require bifurcation and separate accounting.

Exhibits

37. Please file your lock-up agreements or advise us where they are located.

The Company respectfully advises the Staff that the form of lock-up agreement referenced in the Registration Statement will be filed as an exhibit to the form of underwriting exhibit to be filed as Exhibit 1.1 to the Registration Statement or a subsequent amendment to the Registration Statement.

38. Please advise us whether you have any material agreements related to your third-party data centers, pursuant to Item 601(b)(10) of Regulation S-K. If yes, please file them as exhibits and describe their material terms and conditions in your prospectus.

The Company respectfully advises the Staff that it has no material agreements related to its third-party data centers pursuant to Item 601(b)(10) of Regulation S-K, and therefore, the data center agreements are not required to be filed as exhibits to the Registration Statement. The Company believes that the agreements are not material contracts of the type specified under Item 601(b)(10) of Regulation S-K because they are contracts that ordinarily accompany the kind of business conducted by the Company, and, for the reasons set forth below, do not fall within any of the categories specified in Item 601(b)(10)(ii).

United States Securities and Exchange Commission

Division of Corporate Finance

July 31, 2012

The Company has three data center facilities that it uses to host and deliver its applications, and also has redundant facilities in case of an outage. If one data center used to host and deliver applications became unavailable or a data center agreement were not renewed, the Company could operate using the other data centers. The Company also advises the Staff that it believes that there are a number of alternate third-party data center facilities available that the Company could use to host its applications.

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The Company hereby confirms to the Staff that when it files the Registration Statement and amendments on EDGAR in accordance with Section 106(a) of the JOBS Act, it will:

(1) attach each submission, including exhibits, to the initial Registration Statement as a separate Exhibit 99 document and clearly identify each confidential submission attached as an Exhibit 99 document; and

(2) submit each item of correspondence it sent to the Staff in connection with the confidential draft submissions, including the Company’s responses to the Staff’s comments, each as a separate “CORRESP” submission on EDGAR.

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United States Securities and Exchange Commission

Division of Corporate Finance

July 31, 2012

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7631.

Sincerely,

FENWICK & WEST LLP

/s/ Jeffrey Vetter

Jeffrey Vetter

cc:	Mark S. Peek, Chief Financial Officer
James P. Shaughnessy, Esq., General Counsel
Melanie D. Vinson, Esq., Corporate Counsel
Workday, Inc.

Gordon K. Davidson, Esq.
Larissa Schwartz, Esq.
Fenwick & West LLP

Andrew Cotton
Darcy Lopes
Ernst & Young LLP

Brooks Stough, Esq.
David W. Van Horne, Jr., Esq.
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP